Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Regains Compliance with Nasdaq Listing Standard

New York/April 22, 2022 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company”), announced today that it has received notice from The Nasdaq Stock Market LLC (“Nasdaq”) on April 19, 2022 informing the Company that it has regained compliance with the minimum market value of listed securities standard under Nasdaq Listing Rule 5550(b)(2) for continued listing on The Nasdaq Capital Market.

On January 18, 2022, Nasdaq notified the Company that it had failed to maintain a minimum market value of listed securities of $35 million over the previous 30 consecutive business days as required by The Nasdaq Capital Market set forth in Listing Rule 5550(b)(2) (the “Rule”). Following its notification in January 2022, Nasdaq has determined that for 10 consecutive business days, from April 10, 2022 to April 19, 2022, the Company’s market value of listed securities has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the Rule and the matter is now closed.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 310 (as of March 31, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Bracelet™” (formerly known as “MOTHER Tracker®”). MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, please visit https://medirom.co.jp/en

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contacts

Investor Relations Team

ir@medirom.co.jp

Or

U.S. Investor Contact

Robert Blum, Joe Diaz, Joe Dorame

Lytham Partners, LLC

602-889-9700

MRM@lythampartners.com